This Form CB contains 15 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

05057523

Ito-Yokado Co., Ltd.; Seven-Eleven Japan Co., Ltd.; Denny's Japan Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Ito-Yokado Co., Ltd.
8-8, Nibancho, Chiyoda-ku
Tokyo, Japan
011-81-3-6238-2111
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Exhibit Index Begins On Page 7

Ito-Yokado Co., Ltd.:
Mika Nakamura
8-8, Nibancho, Chiyoda-ku
Tokyo, 102-8450, Japan
011-81-3-6238-2142

Seven-Eleven Japan Co., Ltd.:
Youichi Tsuda
8-8, Nibancho, Chiyoda-ku,
Tokyo, 102-8455, Japan
011-81-3-6238-3738

Denny's Japan Co., Ltd.:
Kyosuke Suzuki
8-8, Nibancho, Chiyoda-ku
Tokyo, 102-8415, Japan
011-81-3-6238-3525

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 10, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A	English translation of Japanese language press release posted on corporate website, dated June 28, 2005.

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the press releases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Attachment	Description
B	English translation of French language press release published by Reuters, dated June 28, 2005, and in financial newspapers, dated June 29, 2005.

PART III - CONSENT TO SERVICE OF PROCESS

On April 21, 2005, Ito-Yokado Co., Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ito-Yokado Co., Ltd.

By: *Sakae Isaka*

Name: Sakae Isaka

Title: Representative director, President and Chief Operating Officer

Date: June 29, 2005.

EXHIBIT INDEX

Attachment	Description
A	English translation of Japanese language press release posted on corporate website, dated June 28, 2005.
B	English translation of French language press release published by Reuters, dated June 28, 2005, and in financial newspapers, dated June 29, 2005.

Attachment A

[Translation]

June 28, 2005

To: Each of the Parties Concerned

Company Name: Ito-Yokado Co., Ltd.
Name of Representative: Sakae Isaka, President & COO
(Code No. 8264 / First Section of the Tokyo Stock Exchange)
Company Name: Seven-Eleven Japan Co., Ltd.
Name of Representative: Toshiro Yamaguchi, President & COO
(Code No. 8183 / First Section of the Tokyo Stock Exchange)
Company Name: Denny's Japan Co., Ltd.
Name of Representative: Kenichi Asama, President & CEO
(Code No. 8195 / First Section of the Tokyo Stock Exchange)

Announcement Regarding the Delisting of the Shares of Ito-Yokado Co., Ltd. from Euronext Paris S.A. and Not Listing the Shares of Seven & I Holdings Co., Ltd. on Euronext Paris S.A.

Ito-Yokado Co., Ltd. ("Ito-Yokado") has approved, at its board of directors meeting held today, a resolution to delist the shares of Ito-Yokado from Euronext Paris S.A. ("Euronext Paris") and not to list the shares of Seven & I Holdings Co., Ltd. ("Holding Company") on Euronext Paris. Details are provided below.

Also, Seven-Eleven Japan Co., Ltd. ("Seven-Eleven") and Denny's Japan Co., Ltd. ("Denny's") have each approved, at their respective board of directors meetings held on June 27, 2005, a resolution not to list the shares of the Holding Company on Euronext Paris, subject to the resolution at Ito-Yokado described above. Details are provided below.

1. Delisting of the Shares of Ito-Yokado from Euronext Paris

Since September 1981, when Ito-Yokado listed its shares on the Paris Stock Exchange (currently Euronext Paris), Ito-Yokado has sought to cultivate good relationships with investors in France and elsewhere in Europe.
As described in the April 20, 2005 press announcements of Ito-Yokado, Seven-Eleven, and Denny's ("Companies"), the Companies entered into the stock-transfer agreement providing for the establishment of a holding company, the Holding Company, on September 1, 2005, by means of a joint stock-transfer.
Upon the closing of such transaction, each of the Companies will become a wholly-owned subsidiary of the Holding Company and the shareholders of the Companies will receive the shares of the Holding Company on the day preceding the scheduled stock-transfer in lieu of the shares of each of the Companies owned by such shareholders in accordance with the stock-transfer ratios described in such April 20 press releases.

9

In May 2005, the establishment of the Holding Company and the terms of the joint stock-transfer were approved at the respective general shareholders' meetings of the Companies.

On June 28, 2005, as part of the implementation of the joint stock-transfer transaction, the board of directors of Ito-Yokado authorized the delisting of the shares of Ito-Yokado from Euronext Paris as of August 26, 2005, the same day on which the shares of Ito-Yokado would be delisted from the Tokyo Stock Exchange, subject to (i) the prior approval of Euronext Paris and (ii) the *Autorité des marchés financiers* not opposing such delisting. A delisting request will be filed shortly with Euronext Paris.

2. Not Listing the Shares of the Holding Company on Euronext Paris

As described in the April 20, 2005 press announcements of the Companies, the Holding Company was planning to list its shares on Tokyo Stock Exchange and Euronext Paris.
However, more recently, at the board of directors meeting of Ito-Yokado held on June 28, 2005, Ito-Yokado adopted a resolution not to list the shares of the Holding Company on Euronext Paris and the same resolution was adopted at the board of directors meetings of Seven-Eleven and Denny's held on June 27, 2005, although it was formerly anticipated that the shares of the Holding Company would be listed on Euronext Paris as well as Tokyo Stock Exchange as described in the April 20, 2005 press announcements as stated above.

The reason this resolution was adopted is that there does not seem to be any adequate reason for listing the shares of the Holding Company on Euronext Paris. That is, the trading volume and turnover of the shares of Ito-Yokado on Euronext Paris have gradually decreased in recent years and it is now assumed that most of the trades of shares of Ito-Yokado by European investors are now executed on Tokyo Stock Exchange. In addition, it is not expected that the Holding Company will need to raise funds in the Euro market in the near future.

The Holding Company will be listed on the Tokyo Stock Exchange on September 1, 2005, as scheduled.

For further information, please contact:

Finance Department, Ito-Yokado
Tel.:81-3-6238-2132
Finance Department, Seven-Eleven
Tel.:81-3-6238-3677
Finance Department, Denny's
Tel.:81-3-6238-3527

This press release is neither an offer of securities for sale, nor the solicitation of an offer to purchase securities, in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an applicable exemption from such registration. Any public offering of securities in the United States would be made by means of a prospectus to be obtained from the issuer, which would contain detailed information about Ito-Yokado and management, as well as financial statements, pursuant to U.S. disclosure standards set forth in the Securities Act. The parties intend to rely on an exemption from registration under the Securities Act in connection with the joint stock-transfer, as a result of which it is not expected that any such U.S. prospectus will be prepared.

The proposed joint stock-transfer involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein, if any, or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed joint stock-transfer that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

//

Attachment B

ITO-YOKADO CO., LTD.

Press release (scheduled for June 28, 2005)

Since September 1981, when Ito-Yokado Co., Ltd. (the "Company") listed its shares on the Paris Stock Exchange (currently Euronext Paris S.A. ("Euronext")), the Company has sought to cultivate good relationships with investors in France and elsewhere in Europe.

As described in the press announcement of the Company dated April 20, 2005, the Company and its subsidiaries, Seven-Eleven Japan Co., Ltd. and Denny's Japan Co., Ltd. entered into a stock-transfer agreement providing for the establishment on September 1, 2005 of a holding company, Seven & I Holdings Co., Ltd. (the "Holding Company"), by means of a joint stock-transfer. Upon the closing of such transaction, each of the Company, Seven-Eleven Japan Co., Ltd. and Denny's Japan Co., Ltd. will become a wholly-owned subsidiary of the Holding Company; and the shareholders of the Company, Seven-Eleven Japan Co., Ltd. and Denny's Japan Co., Ltd. will receive shares of the Holding Company in exchange for the shares they currently hold in accordance with the stock-transfer ratios described in such April 20 press release.

In May 2005, the general shareholders' meeting of each of the Company, Seven-Eleven Japan Co., Ltd. and Denny's Japan Co., Ltd. approved the establishment of the Holding Company and the terms of the joint stock-transfer.

On June 28, 2005, as part of the implementation of the joint stock-transfer transaction, the board of directors of the Company authorized the delisting of the shares of the Company from Eurolist, subject to (i) the prior approval of Euronext and (ii) the *Autorité des marchés financiers* not opposing such delisting.

Although it had been anticipated that the shares of the Holding Company would be listed on Euronext as well as the Tokyo Stock Exchange, as described in the press announcement in France on April 20, 2005, the boards of directors of the Company, Seven-Eleven Japan Co., Ltd. and Denny's Japan Co., Ltd. decided not to list the shares of the Holding Company on Euronext. The trading volume and turnover of the shares of the Company on Euronext have gradually decreased in recent years and most of the trading of the shares of the Company by European investors are now executed on the Tokyo Stock Exchange. Such trends would likely continue even if the shares of the Holding Company were listed on the Euronext. In addition, it is not expected that the Holding Company will need to raise funds in the Euro market in the near future.

The Company will file shortly a delisting request with Euronext and subject to the prior approval of Euronext and the AMF not opposing the delisting, will initiate an orderly withdrawal process in France.

The description of the delisting process hereafter is given for information purpose only. A press release will be published describing the definitive conditions and timetable of such a process.

The sales facilities would permit shareholders to either (i) retain their shares of the Company so as to receive shares of the Holding Company on the closing of the joint stock-transfer or (ii) sell their shares of the Company on the Tokyo Stock Exchange prior to the closing date. The shares of the Company would continue to be listed on Eurolist until the delisting of the shares of the Company which is scheduled for August 2005. In addition, the Company will designate Société Générale as its agent to conduct a sales facilities procedure in Japan. Under this procedure, shareholders would be entitled to transfer their shares of the Company to Société Générale for two successive periods expected to begin, subject to the prior approval of Euronext, in July 2005. The brokerage costs, centralization charges and stock-transfer related costs incurred in connection with the sale of the shares of the Company on the Tokyo Stock Exchange would be borne by the Company.

The shareholders who wish to sell their shares of the Company will have to ask their account holder to transfer their shares of the Company to Société Générale during the two successive periods above mentioned.

In connection with the joint stock-transfer, the shares of the Company also will be delisted from the Tokyo Stock Exchange on August 26, 2005. Therefore, if the shareholders of the Company elect to retain their shares of the Company, they would receive, on the closing of the joint stock-transfer, shares of the Holding Company pursuant to the following ratio: 1.20 shares of the Holding Company in exchange for each share of the Company. In lieu of the interim dividends to be paid by the Company, the Holding Company expects to make a stock-transfer distribution consisting in a cash distribution upon consummation of the stock-transfer. The amount of the distribution would be, subject to any change in current expectations as to the anticipated assets and liabilities of the companies as well as any change in economic conditions and other circumstances, as follows: 16 yen per share of the Company.

In addition, the shares of the Holding Company will be listed on the Tokyo Stock Exchange on September 1, 2005, subject to the prior approval of the Tokyo Stock Exchange.

This press release is neither an offer of securities for sale, nor the solicitation of an offer to purchase securities, in France, the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an applicable exemption from such registration. Any public offering of securities in the United States would be made by means of a prospectus to be obtained from the issuer, which would contain detailed information about the company and management, as well as financial statements, pursuant to U.S. disclosure standards set forth in the Securities Act. The parties intend to rely on an exemption from registration under the Securities Act in connection with the joint

stock- transfer, as a result of which it is not expected that any such U.S. prospectus will be prepared.